EFES

06017541

File: 082-04144

October 11, 2006

Ercıyas

Re: Rule 12g3-2(b) – Submission by ~~Anadolu Efes~~ Biracılık ve Malt Sanayii A.Ş.

SUPPL

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549

Attention: Division of International Corporate Finance

SEC MAIL PROCESSING SECTION
RECEIVED
OCT 17 2006
WASH. D.C.
160

Ladies and Gentlemen:

Reference is made to the above-reference exemption pursuant to Rule 12g3-2(b) (the "**Rule**") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to Anadolu Efes Biracılık ve Malt Sanayii A.Ş. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a general release by Anadolu Efes Biracılık ve Malt Sanayii A.Ş. regarding the Board of Directors' resolution to participate in the rights offering by Anadolu Efes' Holland based 70.2% subsidiary Efes Breweries International.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

M. Hurşit Zorlu
Group Finance Director
Anadolu Efes Biracılık ve Malt Sanayii A.Ş.

PROCESSED
OCT 24 2006
THOMSON
FINANCIAL

dlw 10/18

File: 082-04144

EFES BEVERAGE GROUP / ANADOLU EFES
GENERAL RELEASE TO THE PUBLIC
OCTOBER 11TH, 2006

PARTICIPATION OF ANADOLU EFES IN THE RIGHTS OFFERING BY EFES BREWERIES INTERNATIONAL

In reference to the resolution of the Board of Directors of Efes Breweries International N.V. ("EBI"), our Holland based 70.2% subsidiary, dated 26.07.2006, relating to the increase of EBI's share capital in the form of a Rights Issue, amounting in a range between USD 250,000,000 and USD 300,000,000, the members present at the meeting of the Board of Directors of Anadolu Efes on 10 October 2006 unanimously decided that;

1. Anadolu Efes to participate in the above mentioned capital increase as per its shareholding in EBI and to apply to the Undersecretariat of Treasury as per the Foreign Exchange Control Legislation,

2. to authorize the Company Management, to conduct the related work, if need be, to subscribe for the unsubscribed portion of the rights , if any, as per the related country legislations.

For further information regarding Efes Beverage Group, please visit our website at http://www.anadoluefes.com/ or you may contact;

Mr. Hurşit Zorlu
(Chief Financial Officer)

tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Director)

tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr